

February 22, 2019

Todd R. Moore
Executive Vice President
NCI Building Systems, Inc.
5020 Weston Parkway, Suite 400
Cary, NC 27513

> **Re: NCI Building Systems, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 20, 2019**
> **File No. 333-229743**

Dear Mr. Moore:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction